                                                                                                Exhibit 23

Consent of Independent Registered Public Accounting Firm

To the Halliburton Company
      Benefits Committee:

We consent to the incorporation by reference in the Registration Statement No. 333-86080 on Form S-8 of Halliburton Company of our report dated June 19, 2003 with respect to the statements of net assets available for plan benefits of Brown & Root, Inc. Employees’ Retirement and Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002, and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2002, which report appears in the December 31, 2002 Annual Report on Form 11-K/A of Brown & Root, Inc. Employees’ Retirement and Savings Plan.

/s/   KPMG LLP

Houston, Texas
June 25, 2004